Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
Balance Sheet
                     June 30, 2005
(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$268
Receivables:
Customers	129,195
Associated companies	154,179
Other	2,285
Material and supplies	2,018
Prepayments and other	9,975
297,920

PROPERTY, PLANT AND EQUIPMENT:
In service	16,157
Less: Accumulated provision for depreciation	5,772
10,385
Construction work in progress	1,413
11,798

INVESTMENTS:
Other	194,346
194,346

DEFERRED CHARGES:
Goodwill	24,248
Accumulated deferred income taxes	37,443
Other	125,150
186,841

TOTAL ASSETS	$690,905

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Notes payable to associated companies	$149,621
Accounts payable
Other	90,962
Associated companies	127,033
Accrued taxes	24,144
Other	14,342
406,102

CAPITALIZATION:
Common stockholder’s equity	269,250
Long-term debt	-
269,250

DEFERRED CREDITS:
Retirement benefits	10,809
Other	4,744
15,553

TOTAL LIABILITIES & CAPITALIZATION	$690,905

                                                                            Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
            Statement of Operations
(Unaudited)

	Three Months
	Ended	Year-to-date
	June 30, 2005	June 30, 2005

REVENUES	$987,520	$1,950,881

EXPENSES:

Fuel, purchased power and gas	877,546	1,744,518
Other operating expenses	47,424	88,365
Provision for depreciation and amortization	446	861
General taxes	2,892	5,862
Total expenses	928,308	1,839,606

EQUITY IN SUBSIDIARY EARNINGS	2,600	28,818

INCOME BEFORE INTEREST & INCOME TAXES	61,812	140,093

NET INTEREST CHARGES:

Interest expenses	1,325	2,627
Capitalized interest	(20)	(32)
Net interest charges	1,305	2,595

INCOME TAXES	20,024	40,990

DISCONTINUED OPERATIONS	(995)	5,114

NET INCOME	$39,488	$101,622